Exhibit 99(a)(39)

News Release

BASF Raises Offer to Engelhard Shareholders to $39 Per Share
• BASF CEO Hambrecht: “This is our last, best and final offer.”

Ludwigshafen, Germany, May 22, 2006 — BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN) today announced that it has raised its all-cash offer for Engelhard Corporation (NYSE: EC) to $39 per share from its previous offer of $38 per share.

“We are confident that Engelhard’s shareholders will recognize the superior value for all of their shares and the complete certainty that BASF is offering, as opposed to the risk and uncertainty of Engelhard’s leveraged recapitalization plan,” said Dr. Jürgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft. “We want to make it very clear: This is our last, best and final offer. Under no circumstances will we raise our price again. If Engelhard’s shareholders do not elect all of our nominees at Engelhard’s Annual Meeting, we will let our offer expire and pursue other opportunities.”

After numerous meetings with holders of a substantial majority of Engelhard shares, BASF made its last, best, and final offer at this time to avoid the need to extend BASF’s tender offer beyond June 5, 2006.

May 22, 2006

P XXX/06e

Michael Grabicki

Phone:       +49 621 60-99938

Cell:           +49 172 749 18 91

Fax:            +49 621 60-92693

michael.grabicki@basf.com

US media contact:

Rand Pearsall

Phone:       +1 973 245 6820

Cell:           +1 973 626 1786

Fax:            +1 973 245 6714

rand.pearsall@basf.com

Analysts/Investors contact:

Christoph Beumelburg

Phone:       +1 973 245 6013

Cell:           +1 973 519 2981

Fax:            +1 973 245 6714

christoph.beumelburg@basf.com

BASF Aktiengesellschaft

67056 Ludwigshafen, Germany

Phone:+49 621 60-0

http://www.basf.com

Corporate Media Relations

Phone: +49 621 60-20710

Fax:     +49 621 60-92693

presse.kontakt@basf.com

Through its wholly owned subsidiary, Iron Acquisition Corporation, BASF has extended the expiration date of its $39 cash tender offer for all of the issued and outstanding shares of common stock of Engelhard Corporation (NYSE: EC) to midnight, New York City time, on Monday, June 5, 2006. The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Monday, June 5, 2006.

BASF has been informed by The Bank of New York, the Depositary for the offer, that, as of 5:00 p.m., New York City time, on May 19, 2006, a total of 601,708 shares of Engelhard common stock had been tendered into the offer and not withdrawn.

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF’s intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than €42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

BASF is currently soliciting proxies for use at Engelhard’s 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF’s nominees identified in the definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2006, and to vote on any other matters that shall be voted upon at Engelhard’s 2006 annual meeting of stockholders.  All Engelhard stockholders are strongly encouraged to read the definitive proxy statement, because it contains important information.  Engelhard stockholders may obtain copies of the definitive proxy statement and related materials for free at the SEC’s website at www.sec.gov.

The identity of people who may be considered “participants in a solicitation” of proxies from Engelhard stockholders for use at Engelhard’s 2006 annual meeting of stockholders under SEC rules and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the definitive proxy statement on Schedule 14A that BASF filed with the SEC on May 12, 2006.

BASF may also solicit written consents of Engelhard stockholders to (a) amend the bylaws of Engelhard to increase the number of directors on Engelhard’s Board of Directors to twelve and provide that any newly created vacancies on Engelhard’s Board of Directors shall be filled by Engelhard’s stockholders, and (b) to appoint individuals selected by BASF to fill the vacancies created thereby (the “Proposals”).  Full details of the Proposals are contained in the preliminary consent solicitation statement on Schedule 14A that BASF filed with the SEC May 15, 2006.  All Engelhard stockholders are strongly encouraged to read the preliminary consent statement and the definitive consent statement when they are available because they will contain important information. Engelhard stockholders may obtain copies of the preliminary consent statement and related materials for free at the SEC’s website at www.sec.gov.  The identity of people who, under SEC rules, may be considered “participants in a solicitation” of consents for the Proposals and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the preliminary consent statement on Schedule 14A filed with the SEC on May 15, 2005.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s most recent Form 20-F filed with the SEC.